82-34441

KELSO TECHNOLOGIES INCORPORATED

NEWS

03007704

SUPPL

TSX-V:KLS

FOR IMMEDIATE RELEASE

GREEN LIGHT GIVEN FOR KELSO JS75 SRV SALES

MONDAY, FEBRUARY 10, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that the Association of American Railroads (AAR) has given its approval for the use of the Kelso JS75 SRV Pressure Relief Valves on 75 pound general purpose railroad tank cars carrying non-hazardous commodities. The approval covers the United States, Canada and Mexico.

"This is not only a momentous time in Kelso's 15 year history, but it is also the proudest day for Kelso since it marks the first time the Company turns to commercializing a technology that has required millions of dollars to develop. Kelso's research indicates that there are approximately 260,000 railroad tank cars traveling throughout North America and many of these are potential customers for Kelso's innovative valve technology," stated President & CEO Stephen L. Grossman.

Grossman went on to state, "Besides being a major achievement for the Company and its shareholders, it is also a dramatic step forward in pressure relief valve technology for the rail industry and other industries in need of such technological innovation. After years of research and development work, we will now move to promoting a low-profile, external valve, a valve that offers benefits over competitive valves that rely on internal technology. Kelso believes the new technology will provide a safer means of transporting and storing goods."

The Kelso JS75 SRV product line has been designed to offer some very important and specific benefits to the rail industry as compared to other 75 pound pressure relief valves. Some of the benefits of the JS75 SRV are that it:

1. totally eliminates the possibility of any product contamination, which is typical of some safety valves;
2. is able to vent vapor/gases and liquids at the same time which helps prevent back pressure that could lead to ruptures or explosions of the tank car(s);
3. eliminates the need for a tank car safety valve nozzle that all internal valves use and that could cause environmental damage if sheered off in a tank car rollover incident;
4. provides a much safer valve for railroad mechanics to work on;
5. is smaller, lighter and more compact;
6. has an unobstructed opening and flow aperture due to its unique external design;
7. offers ease of servicing and reduced overall maintenance costs; and,
8. can be easily retrofitted to existing systems without structural change.

dlo 3/31

Brief Description of the Approval Process

On November 14, 2001, Kelso began a Service Trial as required by the AAR involving 30 trial valves installed on railroad tank cars. The Service Trail involved travel throughout North America during the extreme cold of winter and the extreme heat of summer to ensure that the Kelso JS75 SRV meets the rigid performance and safety standards set out by the AAR in order to be commercialized and sold to the rail industry.

After one year, a teardown of five of the valves was undertaken at a certified railroad repair shop with an AAR Observer present. Following the teardown, a report on the teardown inspection was filed with the AAR. On January 21, 2003, Kelso submitted the complete package to the AAR Tank Car Committee for the Committee's review and approval. That approval has now been granted.

A Word of Thanks to Those Who Made the Approval a Reality

Kelso is very thankful to Terra International Inc. for allowing us to use their leased tank cars; to Union Tank Car Company, owners of the leased cars; and to the many men and women who have been involved over the years in developing the Kelso JS75 SRV. Kelso appreciates the continuing efforts of those currently involved in year two of the Service Trial which is to qualify the Kelso JS75 SRV for the 75 pound general purpose tank cars carrying hazardous commodities.

Lastly, Kelso wishes to express its thanks to the various members of the AAR Tank Car Committee and its Director. Without their patience and approval, none of this would be possible. It required a team effort by everyone else and many years and dollars to achieve this approval. Kelso believes a new chapter is about to be written in "pressure relief valve technology."

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

GREEN LIGHT GIVEN FOR KELSO JS75 SRV SALES

MONDAY, FEBRUARY 10, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that the Association of American Railroads (AAR) has given its approval for the use of the Kelso JS75 SRV Pressure Relief Valves on 75 pound general purpose railroad tank cars carrying non-hazardous commodities. The approval covers the United States, Canada and Mexico.

"This is not only a momentous time in Kelso's 15 year history, but it is also the proudest day for Kelso since it marks the first time the Company turns to commercializing a technology that has required millions of dollars to develop. Kelso's research indicates that there are approximately 260,000 railroad tank cars traveling throughout North America and many of these are potential customers for Kelso's innovative valve technology," stated President & CEO Stephen L. Grossman.

Grossman went on to state, "Besides being a major achievement for the Company and its shareholders, it is also a dramatic step forward in pressure relief valve technology for the rail industry and other industries in need of such technological innovation. After years of research and development work, we will now move to promoting a low-profile, external valve, a valve that offers benefits over competitive valves that rely on internal technology. Kelso believes the new technology will provide a safer means of transporting and storing goods."

The Kelso JS75 SRV product line has been designed to offer some very important and specific benefits to the rail industry as compared to other 75 pound pressure relief valves. Some of the benefits of the JS75 SRV are that it:

1. totally eliminates the possibility of any product contamination, which is typical of some safety valves;
2. is able to vent vapor/gases and liquids at the same time which helps prevent back pressure that could lead to ruptures or explosions of the tank car(s);
3. eliminates the need for a tank car safety valve nozzle that all internal valves use and that could cause environmental damage if sheered off in a tank car rollover incident;
4. provides a much safer valve for railroad mechanics to work on;
5. is smaller, lighter and more compact;
6. has an unobstructed opening and flow aperture due to its unique external design;
7. offers ease of servicing and reduced overall maintenance costs; and,
8. can be easily retrofitted to existing systems without structural change.

Brief Description of the Approval Process

On November 14, 2001, Kelso began a Service Trial as required by the AAR involving 30 trial valves installed on railroad tank cars. The Service Trail involved travel throughout North America during the extreme cold of winter and the extreme heat of summer to ensure that the Kelso JS75 SRV meets the rigid performance and safety standards set out by the AAR in order to be commercialized and sold to the rail industry.

After one year, a teardown of five of the valves was undertaken at a certified railroad repair shop with an AAR Observer present. Following the teardown, a report on the teardown inspection was filed with the AAR. On January 21, 2003, Kelso submitted the complete package to the AAR Tank Car Committee for the Committee's review and approval. That approval has now been granted.

A Word of Thanks to Those Who Made the Approval a Reality

Kelso is very thankful to Terra International Inc. for allowing us to use their leased tank cars; to Union Tank Car Company, owners of the leased cars; and to the many men and women who have been involved over the years in developing the Kelso JS75 SRV. Kelso appreciates the continuing efforts of those currently involved in year two of the Service Trial which is to qualify the Kelso JS75 SRV for the 75 pound general purpose tank cars carrying hazardous commodities.

Lastly, Kelso wishes to express its thanks to the various members of the AAR Tank Car Committee and its Director. Without their patience and approval, none of this would be possible. It required a team effort by everyone else and many years and dollars to achieve this approval. Kelso believes a new chapter is about to be written in "pressure relief valve technology."

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

FULL STEAM AHEAD AS KELSO'S CEO OUTLINES VISION FOR THE FUTURE FOLLOWING AAR APPROVAL

WEDNESDAY, FEBRUARY 12, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) President & CEO, Stephen L. Grossman today released a detailed statement outlining the Company's vision for growth following Monday's announcement (on February 10, 2003) about the Association of American Railroads' (AAR's) North American approval of its JS75 SRV Pressure Relief Valve.

In an unusual move for Kelso, Grossman shares his vision for the Company's growth with all interested stakeholders at this dramatic juncture in the Company's evolution.

According to Grossman, Kelso developed its external valve technology to eliminate some of the internal valve problems brought on by their components mixing with the contents that might be stored or transported in a container. It took many years and millions of dollars to deliver a different and somewhat revolutionary external valve known as the Kelso JS75 SRV Pressure Relief Valve. Furthermore, although the technology developed could have multiple applications across a number of industries, initial development focused on the Rail Industry, an industry that is highly self-regulated and has an extremely stringent approval process, an approval process that exceeds requirements of all but a few commercial sectors.

The goal Kelso had in its formative stage is now reality thanks to the AAR approval and a new vision is required that emphasizes the commercialization of Kelso's JS SRV technology throughout the Rail Industry:

> **Kelso's new vision is to be first and foremost a "Safety Enterprise" and not simply a Valve Supplier. It will fulfill this vision through research, development and acquisitions into safety technologies. Furthermore, Kelso will effectively market its JS SRV valve to the Rail Industry domestically and throughout the world, as well as extend the reach of its technology to other industries.**

In as much as Kelso's JS SRV technology offers significant safety improvements as well as economic benefits to the rail industry, synergy exists to benefit both the Rail Industry and the security of the general public. Kelso will seek, in the months to come, to conclude JS SRV Replacement Contracts with rail fleet operators and leasing entities. Kelso will further initiate discussions with the Insurance Industry in the interest of lower premiums on rolling stock using this new technology approved by the AAR. And, not to limit the technology's applicability, Kelso will advance its development and seek approval of other valve sizes required by the Rail Industry.

Kelso's JS75 SRV technology is patented in the USA and Australia under 15-year protection. It is patent protected in 18 other countries in Asia (China, Hong Kong, India, Indonesia, Japan, Korea and Vietnam), Europe (Austria, Belgium, France, Germany, Italy, Netherlands, Russia, Spain, and the U.K.), South America (Brazil) and Mexico. Over the next couple of years, Kelso will identify and conclude distribution and agency agreements in these markets and thereafter initiate commercial activities. By extending our technology overseas, we will be extending the safety benefits beyond NAFTA, our primary geographic market.

Manufacturing will be done in North America in order to support anticipated demand in both our domestic and overseas markets. Kelso will also seek, where advisable, offshore manufacturing arrangements that may offer economic advantages to the company that may speed the process of adoption within those regional markets and or that may enhance Kelso's base technology. Kelso will also maintain vigilance against any infringement.

At the outset of my message, I alluded to the ability of the technology to address the needs of other industries and other applications. In the years to come, Kelso's development program will introduce variations of the current JS SRV technology in the form of products suitable for the trucking, stand-alone storage tanks, pipeline, marine transportation and aviation industries. The order of introduction will be based on ease of product modification in addressing the magnitude of need and the size of the sector in question.

Management and the commitment of a few individuals and investors have brought Kelso to this juncture and to the first summit of our success. I wish to thank each and every one of you and look forward to your sharing and supporting the vision I have for the company. In order to fulfill this vision, we will have to extend our team and will require financial investors and institutions to supplement our current investment resources. We will also require the same commitment and effort from the extended team, as has been shown by the Management team that brought us to this point and provides us today with our new vision.

Kelso shall be first and foremost a Safety Enterprise, a futuristic company that is here today with vision and leadership for the tomorrows to come.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Chairman, President & CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

FULL STEAM AHEAD AS KELSO'S CEO OUTLINES VISION FOR THE FUTURE FOLLOWING AAR APPROVAL

WEDNESDAY, FEBRUARY 12, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) President & CEO, Stephen L. Grossman today released a detailed statement outlining the Company's vision for growth following Monday's announcement (on February 10, 2003) about the Association of American Railroads' (AAR's) North American approval of its JS75 SRV Pressure Relief Valve.

In an unusual move for Kelso, Grossman shares his vision for the Company's growth with all interested stakeholders at this dramatic juncture in the Company's evolution.

According to Grossman, Kelso developed its external valve technology to eliminate some of the internal valve problems brought on by their components mixing with the contents that might be stored or transported in a container. It took many years and millions of dollars to deliver a different and somewhat revolutionary external valve known as the Kelso JS75 SRV Pressure Relief Valve. Furthermore, although the technology developed could have multiple applications across a number of industries, initial development focused on the Rail Industry, an industry that is highly self-regulated and has an extremely stringent approval process, an approval process that exceeds requirements of all but a few commercial sectors.

The goal Kelso had in its formative stage is now reality thanks to the AAR approval and a new vision is required that emphasizes the commercialization of Kelso's JS SRV technology throughout the Rail Industry:

> **Kelso's new vision is to be first and foremost a "Safety Enterprise" and not simply a Valve Supplier. It will fulfill this vision through research, development and acquisitions into safety technologies. Furthermore, Kelso will effectively market its JS SRV valve to the Rail Industry domestically and throughout the world, as well as extend the reach of its technology to other industries.**

In as much as Kelso's JS SRV technology offers significant safety improvements as well as economic benefits to the rail industry, synergy exists to benefit both the Rail Industry and the security of the general public. Kelso will seek, in the months to come, to conclude JS SRV Replacement Contracts with rail fleet operators and leasing entities. Kelso will further initiate discussions with the Insurance Industry in the interest of lower premiums on rolling stock using this new technology approved by the AAR. And, not to limit the technology's applicability, Kelso will advance its development and seek approval of other valve sizes required by the Rail Industry.

Kelso's JS75 SRV technology is patented in the USA and Australia under 15-year protection. It is patent protected in 18 other countries in Asia (China, Hong Kong, India, Indonesia, Japan, Korea and Vietnam), Europe (Austria, Belgium, France, Germany, Italy, Netherlands, Russia, Spain, and the U.K.), South America (Brazil) and Mexico. Over the next couple of years, Kelso will identify and conclude distribution and agency agreements in these markets and thereafter initiate commercial activities. By extending our technology overseas, we will be extending the safety benefits beyond NAFTA, our primary geographic market.

Manufacturing will be done in North America in order to support anticipated demand in both our domestic and overseas markets. Kelso will also seek, where advisable, offshore manufacturing arrangements that may offer economic advantages to the company that may speed the process of adoption within those regional markets and or that may enhance Kelso's base technology. Kelso will also maintain vigilance against any infringement.

At the outset of my message, I alluded to the ability of the technology to address the needs of other industries and other applications. In the years to come, Kelso's development program will introduce variations of the current JS SRV technology in the form of products suitable for the trucking, stand-alone storage tanks, pipeline, marine transportation and aviation industries. The order of introduction will be based on ease of product modification in addressing the magnitude of need and the size of the sector in question.

Management and the commitment of a few individuals and investors have brought Kelso to this juncture and to the first summit of our success. I wish to thank each and every one of you and look forward to your sharing and supporting the vision I have for the company. In order to fulfill this vision, we will have to extend our team and will require financial investors and institutions to supplement our current investment resources. We will also require the same commitment and effort from the extended team, as has been shown by the Management team that brought us to this point and provides us today with our new vision.

Kelso shall be first and foremost a Safety Enterprise, a futuristic company that is here today with vision and leadership for the tomorrows to come.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Chairman, President & CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com